Exhibit 12.1
STATEMENT REGARDING THE COMPUTATION OF RATIOS
Our earnings are inadequate to cover combined fixed charges and preference dividends. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated.

	Year Ended December 31,
	2011	2012	2013	2014	2015
Loss before income taxes	$(9,737)	$(8,181)	$(16,041)	$(13,418)	$(33,601)
Add fixed charges:
Interest expense	959	894	588	597	657
Amortization of costs related to indebtedness	—	—	56	69	69
Estimated interest factor in rent	295	325	345	324	262
Earnings (loss)	$(8,483)	$(6,962)	$(15,052)	$(12,428)	$(32,613)

Fixed charges and preference dividends:
Interest expense	959	894	588	597	657
Amortization of costs related to indebtedness	—	—	56	69	69
Estimated interest factor in rent	295	325	345	324	262
Total fixed charges	1,254	1,219	989	990	988
Add:
Preferred stock dividends	1,010	660	726	1,144	1,324
Combined fixed charges and preferred stock dividends	$2,264	$1,879	$1,715	$2,134	$2,312
Ratio of earnings(loss) to fixed charges	—	—	—	—	—
Ratio of earnings(loss) to combined fixed charges and preferred stock dividends	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$9,737	$8,181	$16,041	$13,418	$33,601
Deficiency of earnings available to cover combined fixed charges and preference dividends	$10,747	$8,841	$16,767	$14,562	$34,925